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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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August 19th News Release
Second Quarter Report
1/4ly report Certification

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 19 2002

ID Biomedical Corporation
(Translation of registrant's name into English)

1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation
(Registrant)

Date August 22, 2002

By [signature]
(Signature)*
Deborah Bowers
Corporate Secretary

*Print the name and title of the signing officer under his signature.

GENERAL INSTRUCTIONS

A. Rule as to Use of From 6-K.

This form shall be used by foreign issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not previously furnished, such issuer (i) is required to make public in the country of its domicile or in which it is incorporated or organized pursuant to the law of that country, or (ii) filed with a foreign stock exchange in which its securities are traded and which was made public by that exchange, or (iii) distributed to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is significant with respect to the issuer and its subsidiaries concerning: changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

I D
BIOMEDICAL

1510-800 West Pender
Vancouver, British Columbia
CANADA, V6C 2V6

NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts: ID Biomedical Corporation
Dean Linden
Manager, Corporate Communications
(604) 431-9314
www.idbiomedical.com

For Immediate Release

ID BIOMEDICAL ANNOUNCES SECOND QUARTER RESULTS

Vancouver, BC – August 16, 2002 – ID Biomedical announced today that it recorded an unaudited proforma net loss of $5.6 million or ($0.18) per share for the three month period ending June 30, 2002, as compared to a net loss of $2.3 million or ($0.08) per share for the same period in 2001. The net loss for the six months ended June 30, 2002 was $5.2 million or ($0.17) per share, as compared to a net loss of $3.4 million or ($0.12) for the same period in 2001. In conjunction with filing the June 30, 2002 financial results with the U.S. Securities and Exchange Commission, the Company's CEO and CFO certified the results in accordance with the recently passed Sarbanes-Oxley Act.

The Company's second quarter financial report will soon be available at www.sedar.com.

The results for the three and six months ended June 30, 2002 include a write-down in the fair value of shares in Third Wave Technologies, Inc. of $0.67 million and $3.2 million, respectively. Excluding this expense, the Company would have recorded a net loss of $4.9 million or ($0.16) per share for the three month period ended June 30, 2002 and $2.0 million, or ($0.06) per share, for the six months ended June 30, 2002.

Revenue for the quarter was $0.51 million compared to $1.33 million for the comparable period in 2001. For the six months ended June 30, 2002 revenue was $9.5 million as compared to $2.5 million for the six months ended June 30, 2001.

The Company had cash and short-term investments of $27.1 million at June 30, 2002 as compared to $33.7 million at December 31, 2001. At June 30, 2002 the Company had current assets of $32.1 million compared to $37.8 million at December 31, 2001.
ID Biomedical will hold a live conference call/web cast August 19, 2002 at 11:00 am PST / 2:00 pm EST. The Company will discuss the first quarter financial results and

provide an update on selected programs. To participate, please log on to http://www.newswire.ca/webcast/pages/IDBiomedical20020819 or call 416-695-9757. The conference call/web cast will be archived until August 27th. The number to access the archived conference call is 416-695-9728.

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Total revenue	$507,396	$1,326,540	$9,468,750	$2,512,273
Net earnings (loss)	($5,585,626)	($2,323,399)	($5,160,609)	($3,354,900)
Loss per share	($0.18)	($0.08)	($0.17)	($0.12)

About ID Biomedical

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome™ platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe™ Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure™ intranasal influenza (flu) vaccine and the StreptAvax™ group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

The foregoing information contains so-called forward-looking statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which it indicates by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes" and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the ability to successfully complete preclinical and clinical development of its products; ii) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; iii) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; v) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and product,; vi) market acceptance of its technology and products;, and (vii) the competitive environment and impact of technological change. There is no guarantee that the development path from Phase I to Phase II to Phase III and so on will be either linear or successful. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

ID BIOMEDICAL CORPORATION
Anthony F. Holler,
Chief Executive Officer

ID BIOMEDICAL CORPORATION

1510 – 800 West Pender
Vancouver, BC
V6C 2V6

June 2002 Second Quarter Report

Trading Information:	NASDAQ Market (symbol "IDBE") The Toronto Stock Exchange (symbol "IDB")
For Information Contact:	Anthony F. Holler, M.D. *Chief Executive Officer* Dean Linden *Manager of Corporate Communications*
Email:	Info@idbiomedical.com
Web:	www.idbiomedical.com

ID Biomedical's business is focused in two rapidly emerging healthcare markets – vaccines and genomics. Within each business area, the Company is developing products and technology which meet the needs of significant world markets.

Table of Contents

This Quarterly report contains so-called forward-looking statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which it indicates by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes" and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the ability to successfully complete preclinical and clinical development of its products; ii) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; iii) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; v) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; vi) market acceptance of its technology and product; and (vii) the competitive environment and impact of technological change. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

Financial Highlights

ID Biomedical recorded a net loss for the three months ended June 30, 2002 of $5.6 million, or ($0.18) per share, as compared to a net loss of $2.3 million, or ($0.08) per share, for the same period in 2001. The net loss for the six months ended June 30, 2002 was $5.2 million, or ($0.17) per share, as compared to a net loss of $3.4 million, or ($0.12) per share, for the same period in 2001. The results for the six months ended June 30, 2002 include a $3.2 million write-down in the fair value of our shares in Third Wave Technologies, Inc. ("TWT"). Excluding this expense, the Company would have recorded a net loss of $2.0 million, or ($0.06) per share, for the six months ended June 30, 2002.

Revenue for the quarter was $0.5 million versus $1.3 million for the comparable period in 2001. For the six months ended June 30, 2002, revenue was $9.5 million versus $2.5 million for the comparable period. The increase in revenue over the comparable period is attributable to genomic licensing revenues, which increased as a result of the Company's agreement with Takara Biomedical Group ("Takara") in January 2002. In accordance with the Company's Accounting Policies, amortization of deferred licensing revenue, in the amount of $0.7 million and $1.3 million, was recognized for the three and six months ended June 30, 2002, respectively, versus $0.5 million and $1.1 million for the comparable periods ended June 30, 2001. Interest and other income decreased to $0.3 million versus $1.4 million for the six-month period ended June 30, 2002 and 2001 respectively, on lower interest rates and due to non-recurrent research and development contracts that generated revenue in 2001. A foreign exchange loss of $0.4 million was recorded for the six months ended June 30, 2002 as compared to a $0.1 million gain for the same period in 2001, due to the strengthening of the Canadian dollar versus the US dollar.

Net research and development expenses increased 84% to $3.1 million compared to $1.7 million and increased 123% to $6.1 million versus $2.7 million for the three and six months ended June 30, 2002 and 2001, respectively. This increase primarily reflects the operations of ID Biomedical Corporation of Quebec ("IDBQ"), which are consolidated into the results of the Company since May 15, 2001. Research and development expenses have also been impacted by the activities associated with advancing the Company's vaccine products in clinical development. Additionally, expenses associated with contract services, laboratory supplies, travel and salary all increased in support of clinical trials and the new pilot vaccine manufacturing plant.

General and administrative expenses decreased 1% for the three month period ended June 30, 2002 compared to the same period in 2001. Over the six month period ended June 30, 2002, these expenses increased 16% from the same prior year period due to the operations of IDBQ. Depreciation and amortization expense increased 54% to $1.0 million and increased 104% to $2.0 million for the three and six month periods ended June 30, 2002 respectively, from the comparable periods in 2001, due to amortization of the medical technology asset recognized on the purchase of IDBQ and to depreciation and amortization of the IDBQ assets that were acquired, all of which were consolidated into the Company's results as of May 15, 2001. Interest expense increased 70% for the six month period ended June 30, 2002 versus the same period in 2001 due to debt that was inherited from IDBQ and to the addition of a note payable arising from the Company's increased ownership of ID Biomedical Corporation of Washington ('IDBW') in November 2001.

The Company also recorded income taxes of $0.8 million for the six month period ended June 30, 2002 versus $0 in the same period in 2001. This amount represents foreign withholding taxes recorded in the previous three month period ended March 31, 2002 on licensing revenues from Takara. The Company will receive a foreign tax credit, equal to this amount, to be used against future taxable income.

Liquidity and Capital Resources

Since its inception, the Company has financed technology acquisitions, research and development activities and capital expenditures from private and public equity financing and leasing transactions. The Company has also received proceeds from the licensing of its Cycling Probe ™ Technology, TB vaccine, the MRSA and VRE products, milestone payments relating to its MRSA product, contract revenue from collaborative research and development agreements with corporate partners and funding through government grant programs.

The Company had cash and short-term investments of $27.1 million at June 30, 2002 as compared to $33.7 million at December 31, 2001. Working capital at June 30, 2002 was $25.3 million as compared to $30.6 million at December 31, 2001. These decreases resulted from the funding of the Company's operations and from the write-down of the investment in TWT, net of the effect of licensing revenues received from Takara. Also impacting on the Company's liquidity and capital resources are the exercise of outstanding warrants and stock options, debt repayment and capital asset additions relating to the vaccine manufacturing plant and in support of increased operational activities.

Consolidated Balance Sheets

June 30, 2002 and December 31, 2001

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 12,063,094	$ 10,435,941
Short-term investments	15,071,421	23,226,537
Accounts receivable	1,456,284	1,443,747
Government assistance receivable	3,062,533	2,260,748
Prepaid expenses and other	436,847	460,560
	32,090,179	37,827,533
Deposits	688,000	693,000
Investments	413,644	413,644
Property, plant and equipment	4,881,685	4,017,403
Patent rights	1,401,130	1,199,914
Medical technology and other assets	30,166,332	31,480,643
	$ 69,640,970	$ 75,632,137
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,786,810	$ 2,708,517
Demand loan	812,000	812,000
Current portion of deferred licensing revenue	1,861,097	2,243,598
Current portion of long-term debt	1,250,349	1,272,513
Current portion of obligations under capital leases	125,250	214,934
	6,835,506	7,251,562
Deferred licensing revenue	6,251,852	7,182,400
Long-term debt	597,561	1,279,379
Obligations under capital leases	209,408	263,148
Shareholders' equity		
Share capital - 31,229,565 common shares issued and outstanding (Dec. 31, 2001 - 30,870,524)	113,122,912	111,871,308
Contributed Surplus	1,213,664	1,213,664
Deficit	(58,589,933)	(53,429,324)
	55,746,643	59,655,648
	$ 69,640,970	$ 75,632,137

Approved by the Board

Anthony F.Holler, MD
Chief Executive Officer

Todd R. Patrick
President & Chief Operating Officer

Consolidated Statements of Cash Flows

For the three and six months ended June 30, 2002 (with comparatives for 2001)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash provided by (used in)				
Operations				
Net loss	$ (5,585,626)	$ (2,323,399)	$ (5,160,609)	$ (3,354,900)
Items not affecting cash				
Depreciation and amortization	1,035,830	670,663	2,046,796	1,004,889
Directors fees paid in shares	71,591	26,869	71,591	54,430
Deferred licensing revenue	(656,524)	(534,215)	(1,313,049)	(1,068,430)
Accrued interest on long-term debt	23,936	-	53,548	-
Unrealized foreign exchange loss	(80,194)	-	(74,745)	-
Loss on write-down of short-term investment	665,635	-	3,197,332	-
Net change in non-cash working capital balances relating to operations	(1,347,939)	(779,018)	(712,316)	(990,799)
	(5,873,291)	(2,939,100)	(1,891,452)	(4,354,810)
Investments				
Short-term investments	5,043,445	274,319	4,957,784	10,027,696
Property, plant and equipment	(541,236)	(203,803)	(1,527,281)	(276,538)
Patent rights	(190,939)	(577)	(262,727)	(37,779)
Medical technology	-	(546,735)	(7,975)	(546,735)
Deposits	-	-	5,000	-
Business acquisition of Intellivax International Inc., net of nil (2001= $254,194) cash acquired	-	(816,693)	-	(816,693)
	4,311,270	(1,293,489)	3,164,801	8,349,951
Financing				
Proceeds on issuance of common shares	459,124	28,206	1,180,013	508,597
Repayment of long-term debt	(341,288)	-	(682,785)	-
Repayment of obligations under capital leases	(62,439)	(85,716)	(143,424)	(162,580)
	55,397	(57,510)	353,804	346,017
Increase (decrease) in cash and cash equivalents	(1,506,624)	(4,290,099)	1,627,153	4,341,158
Cash and cash equivalents, beginning of period	13,569,718	18,089,097	10,435,941	9,457,840
Cash and cash equivalents, end of period	$ 12,063,094	$ 13,798,998	$ 12,063,094	$ 13,798,998
Supplementary information:				
Cash paid for:				
Interest	48,750	28,342	88,485	42,760
Taxes	399,025	-	793,775	-
Cash received for:				
Interest	88,804	486,148	513,493	1,323,582
Non-cash investing activities:				
Common shares issued for acquisition of Intellivax International Inc.	-	24,482,100	-	24,482,100
Prepaid acquisition costs for acquisition of Intellivax International Inc.	-	180,734	-	180,734

Segment Disclosures

For the six months ended June 30, 2002 (with comparatives for 2001)
(Unaudited)

	2002			2001		
	Gene-based Testing	Subunit Vaccines	Total	Gene-based Testing	Subunit Vaccines	Total
Licensing revenue	$ 9,569,485	$ -	$ 9,569,485	$ 1,079,932	$ -	$ 1,079,932
Interest and other revenue	286,208	34,667	320,875	862,136	496,144	1,358,280
Interest expense	54,856	40,102	94,958	-	55,765	55,765
Depreciation and amortization	329,852	1,716,944	2,046,796	317,907	686,982	1,004,889
Net earnings (loss)	3,261,791	(8,422,400)	(5,160,609)	288,824	(3,643,724)	(3,354,900)
Total assets	27,822,690	41,818,280	69,640,970	40,604,128	37,799,809	78,403,937

For the three months ended June 30, 2002 (with comparatives for 2001)
(Unaudited)

	2002			2001		
	Gene-based Testing	Subunit Vaccines	Total	Gene-based Testing	Subunit Vaccines	Total
Licensing revenue	$ 814,726	$ -	$ 814,726	$ 540,861	$ -	$ 540,861
Interest and other revenue	149,260	11,069	160,329	382,196	476,781	858,977
Interest expense	23,936	18,701	42,637	-	41,335	41,335
Depreciation and amortization	164,998	870,832	1,035,830	163,087	507,576	670,663
Net earnings (loss)	(1,232,569)	(4,353,057)	(5,585,626)	(268,396)	(2,055,003)	(2,323,399)
Total assets	27,822,690	41,818,280	69,640,970	40,604,128	37,799,809	78,403,937

Notes to Financial Statements

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements, except for the changes in accounting principles outlined below in Note 2. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto included as part of the Company's 2001 Annual Report filed with the appropriate securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.

In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows at June 30, 2002 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2. CHANGES IN ACCOUNTING PRINCIPLES

(a) Stock-based compensation

Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*. This section requires that all stock-based payments made to non-employees be accounted for using the fair value based method. Section 3870 encourages the use of the fair value based method for all employee stock-based compensation plans, but only requires the use of this method for direct awards of stock, awards that call for settlement in cash or other assets, and stock appreciation rights.

The Company has elected to account for stock options issued to employees and directors by the settlement method, which results in no compensation expense, and to disclose the pro forma effects on earnings as if the fair value based method of accounting had been used. Amounts received from employees on the exercise of stock options are recorded as share capital.

(b) Intangible assets

Effective January 1, 2002, the Company adopted the new Recommendations of the CICA Handbook Section 3062, *Goodwill and Other Intangible Assets*. Under this section, goodwill and other intangible assets with an indefinite life are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Intangible assets with finite useful lives are amortized over their estimated useful life.

As of January 1, 2002, the Company had unamortized goodwill in the amount of $771,314 which is no longer being amortized. This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $14,460 and $28,920 for the three and six months periods ended June 30, 2002, respectively. In accordance with Section 3062, this change in accounting policy is applied prospectively and amounts presented for prior periods are not restated. The Company has performed a test for goodwill impairment and has determined that the goodwill is considered not to be impaired. The Company's other intangible assets are all determined to have a finite useful life and continue to be amortized according to the policies in effect before January 1, 2002.

3. SHARE CAPITAL

During the three month period ended June 30, 2002, 134,962 stock options were exercised for proceeds of $424,749 and 12,500 share purchase warrants were exercised for proceeds of $34,375. In addition, 12,276 common shares were issued for directors fees of $71,591.

Employee Stock Option Plan

On March 8, 2002, directors of the Company approved an increase in the maximum number of shares issuable under the Stock Option Plan to 5,889,278, subject to shareholder and regulatory approval. Shareholders approved the increase at the June 19, 2002 Annual General Meeting.

At June 30, 2002, the Company had 4,236,997 stock options outstanding, of which 1,746,560 are exercisable, at a weighted average exercise price of $5.67 per common share that expire at various dates from September 13, 2002 to March 8, 2009.

Share Purchase Warrants

At June 30, the Company has the following share purchase warrants outstanding:

Price	June 30, 2002	June 30, 2001
$2.75	428,900	501,400
$6.50	-	1,874,334

4. STOCK-BASED COMPENSATION

As per its accounting policy, the Company has not recognized compensation cost for stock-based compensation awarded to employees during the three and six months ended June 30, 2002. Had compensation cost for the Company's employee stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the fair value based method of accounting for stock-based compensation, the Company's net loss and net loss per share would have been reduced to the pro forma amounts indicated below:

	Three months ended June 30, 2002		Six months ended June 30, 2002	
	As reported	Pro forma	As reported	Pro forma
Net loss	$ (5,585,626)	$ (6,095,880)	$ (5,160,609)	$ (5,772,146)
Net loss per share				
Basic	$ (0.18)	$ (0.20)	$ (0.17)	$ (0.19)
Fully diluted	$ (0.18)	$ (0.20)	$ (0.17)	$ (0.19)

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Expected option lives	5 – 7 years
Risk-free interest rate	3.50 – 4.25%
Dividend yield	0%
Volatility	76.1 – 81.06%

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of ID Biomedical Corporation for the period ending June 30, 2002 filed with the Securities and Exchange Commission on the date hereof under cover of Form 6-K (the "Report"), I, Anthony F. Holler, Chief Executive Officer and I, Todd R. Patrick, Chief Financial Officer, of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the applicable requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Anthony F. Holler
Chief Executive Officer
August 19, 2002

Todd R. Patrick
Chief Financial Officer
August 19, 2002